Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Dila Capital Acquisition Corp. (the “Company”) on Amendment No. 4 to Form S-1 [File No. 333-254425] of our report dated February 5, 2021, except for the second paragraph of note 8 as to which the date is May 24, 2021, which includes an explanatory paragraph as to the Company’s ability to going concern, with respect to our audit of the financial statements of Dila Capital Acquisition Corp. as of January 21, 2021 and for the period from January 1, 2021 through January 21, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

West Palm Beach, FL

June 4, 2021